HeySECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)
S&W SEED COMPANY
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
785135104
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33rd FLOOR
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
June 19, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 7 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 785135104	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		19,710,728(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
19,710,728(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,710,728(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.0%(2)(3)
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 17,442,726 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 1,708,652 shares of Common Stock; and a common stock warrant, exercisable for up to 559,350 shares of the Company’s Common Stock (the “2022 Warrant”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.  The 2022 Warrant first becomes exercisable on August 18, 2022, at an exercise price of $5.00 per share (subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the 2022 Warrant) and will expire five years from the date it first becomes exercisable.

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 41,559,732 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the 2022 Warrant.

CUSIP NO. 785135104	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		19,710,728(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
19,710,728(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,710,728(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.0%(2)(3)
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 17,442,726 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 1,708,652 shares of Common Stock; and a common stock warrant, exercisable for up to 559,350 shares of the Company’s Common Stock (the “2022 Warrant”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.  The 2022 Warrant first becomes exercisable on August 18, 2022, at an exercise price of $5.00 per share (subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the 2022 Warrant) and will expire five years from the date it first becomes exercisable.

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 41,559,732 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the 2022 Warrant.

CUSIP NO. 785135104	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Jennifer Cook Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		19,710,728(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
19,710,728(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,710,728(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.0%(2)(3)
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.

(2) MFP directly holds 17,442,726 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”); 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 1,708,652 shares of Common Stock; and a common stock warrant, exercisable for up to 559,350 shares of the Company’s Common Stock (the “2022 Warrant”).  The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.  The 2022 Warrant first becomes exercisable on August 18, 2022, at an exercise price of $5.00 per share (subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the 2022 Warrant) and will expire five years from the date it first becomes exercisable.

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 41,559,732 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the 2022 Warrant.

CUSIP NO. 785135104	Schedule 13D	Page 5 of 7
Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by MFP Partners, L.P., MFP Investors LLC and Michael F. Price on June 1, 2015 (the “Original Schedule 13D”) regarding the common stock, par value $0.001 per share (the “Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), as amended by Amendment No. 1 on November 30, 2015 (the “Amendment No. 1”), as amended by Amendment No. 2 on March 1, 2016 (the “Amendment No. 2”), as amended by Amendment No. 3 on July 21, 2017 (the “Amendment No. 3), as amended by Amendment No. 4 on August 18, 2017 (the “Amendment No. 4”), as amended by Amendment No. 5 on August 18, 2017 (the “Amendment No. 5”), as amended by Amendment No. 6 on December 22, 2017 (the “Amendment No. 6”), as amended by Amendment No. 7 on June 18, 2018 (the “Amendment No. 7”), as amended by Amendment No. 8 on September 7, 2018 (the “Amendment No. 8”), as amended by Amendment No. 9 on November 21, 2018 (the “Amendment No. 9”), as amended by Amendment No. 10 on October 18, 2021 (the “Amendment No. 10”), and as amended by Amendment No. 11 on February 28, 2022 (the “Amendment No. 11”).  The Original Schedule 13D, as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, and this Amendment No. 12 are together referred to herein as the “Schedule 13D”.
This Schedule 13D reflects, among other things: (i) the passing of Michael F. Price on March 14, 2022, and (ii) that Jennifer Cook Price, the widow of Mr. Price, became the managing director of MFP and managing director and managing member of MFP Investors, and therefore, may be deemed to beneficially own the shares beneficially owned by them.  This Schedule 13D represents an initial Schedule 13D filing for Jennifer Cook Price.  Except as specifically amended by Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, and this Amendment No. 12, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended by replacing Item 2 in its entirety with the following:
“(a)    This Statement is being filed on behalf of MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP (“MFP Investors”), and Jennifer Cook Price, managing director of MFP and managing director and managing member of MFP Investors (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 17.
(b)    The address of the principal business of the Reporting Persons is c/o MFP Investors LLC, 909 Third Avenue, 33rd  Floor, New York, New York 10022.
(c)    The principal business of MFP is that of making investments.  MFP Investors is a registered investment advisor and serves as the general partner of MFP.  Ms. Price serves as managing director of MFP and managing director and managing member of MFP Investors.
(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    MFP and MFP Investors are each organized under the laws of Delaware.  Ms. Price is a citizen of the United States of America.”

CUSIP NO. 785135104	Schedule 13D	Page 6 of 7
Item 3. Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:
“Since the filing of Amendment No. 11, MFP acquired 5,500 shares of Common Stock in a broker transaction on March 16, 2022 at $1.82 per share for a total purchase price of $10,010.  The source of funds for the acquisition of the shares of Common Stock by MFP was working capital.
On March 14, 2022, Michael F. Price passed away.  Jennifer Cook Price, the widow of Mr. Price, became the managing director of MFP and managing director and managing member of MFP Investors, and therefore, may be deemed to beneficially own the securities beneficially owned by MFP and MFP Investors.”
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing Item 5 in its entirety with the following::
“(a)    MFP directly owns 17,442,726 shares of Common Stock, 1,695 shares of Series B Preferred Stock, which is convertible at any time at the option of the holder into 1,708,652 shares of Common Stock (subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules), and the 2022 Warrant, exercisable for up to 559,350 shares of the Company’s Common Stock, representing approximately 45.0% of the outstanding shares of Common Stock (including the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and exercise of the 2022 Warrant).  The number of shares issuable upon conversion of the Series B Preferred Stock set forth above reflects the Company’ election to pay the first semi-annual installment of interest on the Series B Preferred Stock, due March 31, 2022, by adding $40,276 to the Stated Value (calculated at a rate per share of 7% per annum for the period from the issuance date thru March 31, 2022).  The ownership percentage set forth above is based on 41,559,732 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q, the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the 2022 Warrant.
(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock directly owned by MFP.
(c)    The information set forth in Item 3 of this Amendment No. 12 shall be incorporated herein by reference.  Except as set forth in this Schedule 13D, there have been no other transactions by the Reporting Persons in the Issuer’s Common Stock during the past sixty days.
(d)    No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.
(e)    Michael F. Price passed away on March 14, 2022, and therefore ceased to be the beneficial owner of more than five percent of shares of Common Stock.”
Item 7. Material To Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:
Exhibit 17	Joint Filing Agreement, dated as of June 24, 2022, by and among MFP Partners, L.P., MFP Investors LLC and Jennifer Cook Price

CUSIP NO. 785135104	Schedule 13D	Page 8 of 7
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   June 24, 2022

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Timothy E. Ladin
Name:	Timothy E. Ladin
Title:	General Counsel, Vice President

MFP Investors LLC

By:	/s/ Timothy E. Ladin
Name:	Timothy E. Ladin
Title:	General Counsel, Vice President

Jennifer Cook Price
/s/ Jennifer Cook Price
Name:	Jennifer Cook Price

CUSIP NO. 785135104	Schedule 13D

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 6
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)*

Exhibit 7
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein, dated as of July 19, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on July 19, 2017, and incorporated herein by reference)*

Exhibit 8
Stock Purchase Agreement by and between MFP Partners, L.P. and the Sellers named therein, dated as of August 15, 2017 (filed as Exhibit 8 of Amendment No. 4 to Schedule 13D filed by MFP Investors LLC on August 18, 2017 and incorporated herein by reference)*

Exhibit 9
Investment Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of October 3, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 4, 2017 and incorporated herein by reference)*

Exhibit 10
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of September 5, 2018 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 11
Voting Agreement by and between S&W Seed Company, MFP Partners, L.P. and the other shareholders named therein, dated as of September 5, 2018 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 12
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein (including the form of Registration Rights Agreement), dated as of October 15, 2021 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 18, 2021, and incorporated herein by reference)*

CUSIP NO. 785135104	Schedule 13D

Exhibit 13
Securities Purchase Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 14
Series B Redeemable Convertible Non-Voting Preferred Stock Certificate of Designation filed with the Nevada Secretary of State on February 18, 2022 (filed as Exhibit 3.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 15	Form of Warrant issued to MFP on February 18, 2022 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 16
Registration Rights Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*

Exhibit 17	Joint Filing Agreement, dated as of June 24, 2022, by and among MFP Partners, L.P., MFP Investors LLC and Jennifer Cook Price

* Filed previously